INVEST IN ABILLION

The super-app for sustainability, backed by the world's leading investors



abillion.com New York NY

LEAD INVESTOR

Nicholas Cator

I've been investing in consumer products companies for 15 years in companies such as Chewy, Byju's & Lazada and for the last 10 I have been focusing amongst others on companies that are doing right for the planet. I was an early investor in Oatly, and was part of its meteoric rise to success. And I love platforms that tackle a specific vertical, bringing consumers and brands together. Vikas and his team have built the best online platform for the vegan space and I think the opportunity to grow into the most recognized brand in sustainability globally is a real possibility. I'm amazed at what his team sitting in Singapore have achieved in the last 2-3 years, building a global platform that's being used all around the world, by people and by over 200,000 companies. Building user-generated content platforms and social networks is incredibly hard, and it's impressive how much growth and product market fit abillion has achieved. I'm excited about seeing them grow into the largest social media platform for good.

Invested $25,000 this round

Highlights

1. 🌏 4,700+ SaaS customers across CPG and food & beverage industries
2. 🚀 2.5M+ consumer reviews of vegan & sustainable products
3. 📈 20x content & 4x user growth organically across 173 countries
4. 💸 $6B+ spent annually by abillion active users on sustainable lifestyles
5. ⭐ World-class team from Apple, Credit Suisse, Delivery Hero, Johnson & Johnson & Microsoft
6. 🏆 Awarded #2 of 101 most innovative global consumer review platforms
7. 💰 Backed by VCs 500 Global, SDG Impact Japan, Blue Horizon & angels from Google, Twitter, Goldman Sachs
8. 💥 Positioned to disrupt the $700B consumer lifestyle market

Our Team



Vikas Garg Founder & CEO

Lifelong activist & entrepreneur. 5 years as CEO of abillion. 15+ years managing $10B+ for investment banks, hedge funds, public pension funds & sovereign wealth funds of CA, Canada, the UAE & Singapore. Won Credit Suisse's Global Citizenship Award.



David Nilsson CTO

Agile & UX guru. 20+ years of software delivery experience for 30+ startup & corporate clients. Former Head of Engineering for Johnson & Johnson's Asia business, responsible for 50+ commercial platforms & 18 dev-ops team managers.



Laura Kantor VP of Marketing & Growth

Growth whiz with 17 marketing awards. Former Head of Marketing for foodpanda (Delivery Hero subsidiary). Grew app GMV 100x & partnership revenue from $1 to $25M; pioneered cutlery opt-out tag. White Page International Asia's Top 100 Power Leader.



Ravi Gopalan VP of Data Science

Data & analytics expert. 20+ years at Credit Suisse & GE. Former Head of Data at Credit Suisse, where he delivered data solutions for a department with an OPEX of $1.4 billion and grew a team of 6,000 professionals in India.



Shaun Ang Director, UX

Design-thinker. Former Head of User Experience & Product Innovation at Carousell, Asia's largest P2P marketplace. Increased NPS by 80% & transactions by 8x. Prior to Carousell, Shaun was a Strategist for Yahoo!

Why abillion?



Our everyday choices, like the food we eat or the clothes we wear, add up to the biggest failures and opportunities for people, animals and the environment.

abillion is the social marketplace dedicated to sustainability. We're on a mission to mobilize a billion people to save the planet, one meaningful inspiration at a time.

People want to live sustainably, but don't know how

It's no secret that our planet needs help. Millions of people want to make an impact, but few know where to begin.

64% of consumers say products that are branded environmentally sustainable or socially responsible add up to more than half of their purchases. And 83% of consumers would shop more sustainably if they had more information about how their purchases make an impact. (IBM)



Many want to "live sustainably" - by adopting a plant-based diet, for example, or buying from ethical manufacturers - but the market lacks an intuitive, accessible tool that makes long-term personal change and finding trusted options easy.

Brands also want to be more sustainable. One of their biggest challenges is reaching enough consumers that truly care about sustainability and creating a real connection between their brands, their products and consumers.

The solution? A social commerce platform that's built entirely from the ground up by its community, with authentic, user-generated content that informs, inspires and leads people to make better choices about their products and the brands they support.

Mobilizing a billion people to save the world

Say hello to abillion, the social commerce platform dedicated to making the world a better place.

Why?
We believe everyday choices are at the heart of sustainability.

We're creating a product that can mobilize a billion people to build a cleaner, fairer planet - all through the inspiring power of community, content and commerce. By connecting intentional consumers, sellers, and everyday sustainability enthusiasts, abillion enables anyone in the world to drive the sustainability movement forward.

We're making it easy for consumers to shop and discover eco-friendly businesses, while driving engagement with user-generated content from around the globe.

We're taking off, and we've only just started

abillion is already building a tremendous global sustainability movement. Our metrics speak for themselves:



800k
app installs

400k
monthly active users

173
countries

20x
content growth

4.7k
SaaS customers across
CPG and the F&B industry

$2 mil
donations to
62 non-profits (NPOs)

abillion has been downloaded 800K times across 173 countries, with a 4.9 average App Store rating. Our peer-to-peer marketplace is now available in 42 countries, including the U.S., the U.K., Italy, Spain, Singapore, and Australia.



The leading social commerce platform for sustainable brands

93% of online purchases are influenced by a consumer review. With 2.5 million authentic consumer reviews, abillion is becoming a global benchmark for sustainability. We work with more than 4,700 food & beverage and consumer products brands to increase their visibility and build a strong brand reputation with a high intent audience.



101k CPG BRANDS   **502k** PRODUCTS   **104k** RESTAURANTS

4,700+ SaaS customers across CPG and the F&B industry

By partnering with abillion, brands can claim their listings and boost exposure for their products to abillion members in-app and through abillion.com. Product purchase links can be added for any product that's sold online, whether direct to consumer or through a brand's retail partnerships.

Claiming a listing on abillion is free, and we offer SaaS clients paid subscriptions to unlock marketing, analytics, and additional functionalities to help grow their businesses.

How it works



Share social posts   Discover restaurants   Review products   Shop the marketplace

People love us

★★★★★   4.9 out of 5   4.8 out of 5

"If you're vegan, you're thinking of going vegan or vegetarian or you're just curious about different products and alternatives this is the app for you. When you review products you can also **donate for free to different causes or organizations**."

"A wonderful app, easy to use, with a mission of vital importance in raising awareness for the planet. **It inspires healthier and more sustainable practices**, encouraging veganism. Sensational!"

"Just discovered this app and love that **it's so user friendly** and that I can easily donate money to an animal sanctuary that is making a difference in the world."

"**abillion is a clean and intuitive app (no ads!)** that allows likeminded people to connect, through sharing their thoughts, experiences and photos of vegan products and meals."

And brands love us too













Some of our clients

A leadership team with decades of consumer product experience



Vikas Garg
Founder & CEO
David Nilsson
CTO
Laura Kantor
VP, Marketing
Ravi Gopalan
VP, Data Science
Jin Shaun Ang
Director, UX
30
TEAM
17
NATIONALITIES
50:50
MALE & FEMALE
100%
SHAREHOLDERS

With a team of finance and tech leaders from the world's leading finance, technology and consumer products companies, abillion is well positioned for rapid growth.

















abillion Founder and CEO Vikas Garg is a life-long activist, having focused on improving access to a quality education for minorities in his hometown of New York City, and furthering animal rights and welfare initiatives around the world. A big part of his inspiration for starting abillion came from his relationship with his dog, Walle.

A multi-billion dollar opportunity

Total Addressable Market

We expect to capture 50M monthly active users (MAUs) by EOY 2025, all of whom have an annual lifestyle spend of $14K / person



$7 trillion
TOTAL ADDRESSABLE MARKET
$700 billion
SERVICEABLE AVAILABLE MARKET





We plan to capture 5% of consumer lifestyle spend by active users in 2032
$35 billion
SERVICEABLE OBTAINABLE MARKET
*Future projections cannot be guaranteed

abillion's super app is positioned to directly challenge the multi-billion dollar e-commerce, social media and utility markets as the first-mover platform tackling sustainability
Etsy
depop
POSHMARK
e-commerce
KICKSTARTER
VIVINO
OpenSea
Social
Spotify
Utility
Tripadvisor
yelp
LinkedIn
STRAVA
TikTok
headspace
Calm
Discord

A highly engaged and active community



Retention cohorts
Month 1
Month 3
What we did in 2022
ALL MEMBERS
Includes passive browsers
29.3%
20.2%
ONBOARDING
ACTIVATION
UTILITY
PERSONALIZATION
ENGAGERS
Engage with content
68.9%
52.5%
USER REFERRALS
UTILITY
PERSONALIZATION
CREATORS
Create & share content
80.3%
57.9%
SHOW VALUE THROUGH ENGAGEMENT
NFT STRATEGY
AMBASSADOR CONVERSION

We're building an organic flywheel with a low CAC – we've generated 20x content user-generated growth in just the past two years. Our growth has been fueled by a community that wants to create positivity & impact in the world.

A user-first business model that *works*

We care about our users. That's why we've gamified our user experience—a model that's resulted in more than $2M in donations to our non-profit partners.

We don't spend money on ads; instead, abillion prioritizes:

- Onboarding & activation
- Personalization
- User referrals
- Engagement
- NFTs
- Ambassador conversion
- An intuitive and enjoyable marketplace experience for buyers and sellers of all kinds (including individual sellers and upstart + home-based brands)

We have no costs relating to raw materials, manufacturing, inventory, shipping or supply. SaaS clients pay $4,000 / year for annual plans and we earn 5% percent with every transaction made on our platform.

Revenue Drivers
A suite of robust revenue drivers by 2024
$75
Millions
SaaS
Marketplace
Experiences
Costs
$50



And thanks to rapid, consistent growth, we believe we're on a clear strategic path to $100M in EBIT by 2025 (not guaranteed).

Invest now to unlock incredible perks

      

$500
abillion platform voting power to direct funds towards your favorite nonprofit

$2,500
Autographed copy of *"This is Vegan Propaganda: (And Other Lies the Meat Industry Tells You)"* by vegan educator & activist Earthling Ed

$10,000
Adopt & name a farm animal from an abillion sanctuary partner

$25,000
Live Masterclass with Earthling Ed, vegan educator & activist

$50,000
Lunch or Dinner with CEO Vikas Garg

The super app for sustainability

Our team is raising from a position of excellence.

Since our launch we've raised $16M from venture capital funds including 500 Global, Blue Horizon, SDG Impact Japan, and 1/0 Capital. Angels from Google, Twitter, Goldman Sachs and more have invested, too.

And today we want to open our doors so that anyone can invest in abillion. We're raising capital to bring on 1M users and power our team with more sales, product, and software talent.

Join us in mobilizing a billion people to make better choices for the planet.

Invest in abillion today.